The3rdBevCo, Inc.

2805 Veterans Highway

Suite 15,

Ronkonkoma, NY 11779

VIA EDGAR

November 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

RE: The3rdBevCo, Inc. (the “Company)

Withdrawal of Exit Report (1-Z-W)
Exit Report on Form 1-Z on November 14, 2022 (the “Form 1Z”)

File No. 24R-00531

Dear Mr. Eckertt,

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby requests that Exit Report under Regulation A be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact our counsel Willliam Eilers at 561-484-7172.

Sincerely,

/s/ Peter Scalise

Peter Scalise

CEO